UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Cyclo Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

23254X201
(CUSIP Number)

William Conkling, c/o Rafael Holdings, Inc., 520 Broad Street, Newark N.J. 07102
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.______

(1)	Names of reporting persons Rafael Holdings, Inc.

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power 2,514,970

	(8)	Shared voting power

	(9)	Sole dispositive power 2,514,970

	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 2,514,970

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)	Percent of class represented by amount in Row (11) 16.6%

(14)	Type of reporting person (see instructions) CO

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of Common Stock, par value $0.0001 per share (the “Shares”), of Cyclo Therapeutics, Inc., a Nevada corporation (the “Company”).  The principal executive offices of the Company are located at 6714 NW 16th Street, Suite B Gainesville, Florida 32653.

ITEM 2. IDENTITY AND BACKGROUND.

Rafael Holdings, Inc. (“Rafael”), is a Delaware corporation with its principal place of business at 520 Broad Street, Newark, New Jersey 07102.

During the last five years, Rafael has not been convicted in a criminal proceeding. During the last five years, Rafael was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor a finding of any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling Rafael, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein.

To Rafael’s knowledge, none of the persons listed on Schedule 1 as an executive officer or director has been, during the last five years, (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 2, 2023, the Company entered into a Securities Purchase Agreement with Rafael (the “SPA”), whereby the Company issued Rafael (i) 2,514,970 Shares (the “Purchased Shares”) and (ii) a warrant to purchase 2,514,970 Shares with an exercise price of $0.71 per share (the “Warrant”), at a combined purchase price equal to $0.835 per Purchased Share and Warrant to purchase one Share, for an aggregate purchase price of $2,100,000. The Warrant may be exercised for the seven-year period following the date the Company obtains the approval of the shareholders of the Company to the exercise of the Warrant in accordance with Listing Rules 5635(b) and 5635(d) of The Nasdaq Stock Market, Inc. The funds used to purchase the Purchased Shares and the Warrant are from the working capital of Rafael.

ITEM 4. PURPOSE OF TRANSACTION.

The information provided in Item 3 above is incorporated by reference into this Item 4.

Rafael acquired the Purchased Shares reported herein solely for investment purposes. Rafael may make additional purchases of Shares either in the open market or in private transactions depending on the Rafael’s business, prospects and financial condition, the market for the Shares, general economic conditions, stock market conditions and other future developments.

In connection with the purchase, William Conkling, Chief Executive Officer of Rafael, was appointed to serve on the Company’s Board of Directors.

Except as described in this Item 4, Rafael does not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. Rafael may change its plans or proposals in the future.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information provided in Item 3 above is incorporated by reference into this Item 5.

As of the date hereof, Rafael is the beneficial owner of 2,514,970 shares of the Company’s Common Stock. This number represents approximately 16.6% of the issue and outstanding shares of the Company based on 15,168,397 shares issued and outstanding following the issuance of the Shares to Rafael.

See Schedule 1 for the information applicable to the Listed Persons.

Except as described in Item 3 above or elsewhere in this Schedule 13D, neither Rafael nor any of the Listed Persons have effected any transactions in the Shares during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information provided in Item 3 above is incorporated by reference into this Item 6.

The Company and Rafael are parties to that certain Registration Rights Agreement, dated May 2, 2023 (the “Registration Rights Agreement”), obligating the Company to file a registration statement with the Securities and Exchange Commission covering the resale of the Purchased Shares and shares purchased upon exercise of the Warrant upon Rafael’s request.

The foregoing descriptions of the SPA, the Warrant and the Registration Rights Agreement are only summaries, do not purport to be complete and are qualified in their entirety by reference to the SPA, Warrant and Registration Rights Agreement. The SPA, Warrant and Registration Rights Agreement are attached hereto as Exhibits 10.1, 10.2 and 4.1 and are incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.	Securities Purchase Agreement, dated as of May 2, 2023, between Cyclo Therapeutics, Inc. and Rafael Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 4, 2023).

2.	Registration Rights Agreement, dated as of May 2, 2023 between Cyclo Therapeutics, Inc. and Rafael Holdings, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 4, 2023).

3.	Warrant, dated May 2, 2023, issued by Cyclo Therapeutics, Inc. to Rafael Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 4, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	May 11, 2023

RAFAEL HOLDINGS, INC.
Signature:	By: /s/ William Conkling

Name/Title	William Conkling, Chief Executive Officer

Schedule I

The following sets forth the name, business address, and present principal occupation and citizenship of each director, executive officer and controlling person of Rafael Holdings, Inc.

Executive Officers of Rafael Holdings, Inc.

William Conkling

c/o Rafael Holdings, Inc., 520 Broad Street, Newark, NJ 07102

Principal Occupation: Chief Executive Officer

Citizenship: USA

Amount Beneficially Owned: 0

David Polinsky

c/o Rafael Holdings, Inc., 520 Broad Street, Newark, NJ 07102

Principal Occupation: Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 0

Howard S. Jonas

c/o Rafael Holdings, Inc., 520 Broad Street, Newark, NJ 07102

Principal Occupation: Executive Chairman and Chairman of the Board

Citizenship: USA

Amount Beneficially Owned: 0

Directors of Rafael Holdings, Inc.

Howard S. Jonas

(see above)

Stephen Greenberg

c/o Rafael Holdings, Inc., 520 Broad Street, Newark, NJ 07102

Principal Occupation: Managing Member of PilgrimMediation Group and Bento Box Entertainment

Citizenship: USA

Amount Beneficially Owned: 0

Rachel Jonas

c/o Rafael Holdings, Inc., 520 Broad Street, Newark, NJ 07102

Principal Occupation: Director

Citizenship: USA

Amount Beneficially Owned: 0

Mark McCamish

c/o Rafael Holdings, Inc., 520 Broad Street, Newark, NJ 07102

Principal Occupation: President and Chief Executive Officer of IconOVir Bio

Citizenship: USA

Amount Beneficially Owned: 0

Boris C. Pasche

c/o Rafael Holdings, Inc., 520 Broad Street, Newark, NJ 07102

Principal Occupation: Physician at Wake Forest Baptist Medical Center

Citizenship: USA

Amount Beneficially Owned: 0

Michael J. Weiss

c/o Rafael Holdings, Inc., 520 Broad Street, Newark, NJ 07102

Principal Occupation: Ophthalmologist at Edward S. Harkness Eye Institute

Citizenship: USA

Amount Beneficially Owned: 0